City of Buenos Aires, October 6th, 2025 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. A3 Mercados S.A. (A3) Presente Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) and following up with the information provided in the communications dated May 2, 2024, July 16 and 24, 2024, September 16 and 18, 2024, November 19, 2024, December 3, 2024, and July 24, 2025. On this date, our controlling shareholder, Intercement Participações S.A. has announced that the Creditors’ Meeting held today approved a Judicial Reorganization Plan (the “Plan”). The Plan reflects the agreement in principle disclosed in the Relevant Event published on July 24, 2025. Among the key terms of the Plan, is the potential sale of Loma Negra’s shares and the entry of a group of creditors as holders of the entire shareholding control of the InterCement Group (for further information of the Plan, please visit https://investidores.intercement.com.br). The Plan must be ratified by the Court overseeing the Judicial Reorganization process in São Paulo, Brazil, and approved by the competent authorities. As previously informed, Loma Negra is not part of the Judicial Reorganization process. Therefore, the approval of the Plan does not affect our rights and obligations, nor our operations, which will continue to be carried out as usual. Loma Negra will keep its investors and the market informed and reiterates its commitment to transparency in the market. Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.